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Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.     Name and Address of Company

  Goldcorp Inc. ("Goldcorp")
  Park Place, Suite 3400, 666 Burrard Street
  Vancouver, British Columbia V6C 2X8

2.     Date of Material Change

  November 4, 2006

3.     News Release

  A news release with respect to the material change referred to in this report was issued through CCN Matthews on November 4, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

  On November 4, 2006, Goldcorp and Glamis Gold Ltd. ("Glamis") announced that Goldcorp has completed its previously announced acquisition of Glamis. Effective November 4, 2006, each Glamis share has been exchanged for 1.69 Goldcorp shares and $0.0001 in cash. Goldcorp will issue approximately 283.6 million common shares in connection with the acquisition.

5.     Full Description of Material Change

  On November 4, 2006, Goldcorp and Glamis announced that Goldcorp has completed its previously announced acquisition of Glamis. Effective November 4, 2006, each Glamis share has been exchanged for 1.69 Goldcorp shares and $0.0001 in cash. Goldcorp will issue approximately 283.6 million common shares in connection with the acquisition. Former registered shareholders of Glamis will receive certificates representing their Goldcorp shares and the cash consideration upon submission of certificates representing their Glamis shares to CIBC Mellon Trust Company together with a letter of transmittal which has been mailed to each registered Glamis shareholder.

  On Friday, November 3, 2006, the Divisional Court of the Ontario Superior Court of Justice dismissed the appeal brought by Robert McEwen of the decision of the Ontario Superior Court of Justice which determined that Goldcorp has complied with all applicable laws with respect to the transaction with Glamis. Goldcorp had indicated that it would not complete the transaction until the appeal had been heard. Goldcorp also received the final approval of the Federal Competition Commission in Mexico on November 3, 2006.

  In connection with the business combination, effective on or about November 15, 2006, Ian Telfer, President and Chief Executive Officer of Goldcorp, will become Chairman of Goldcorp and Kevin McArthur, President and Chief Executive Officer of Glamis, will become President and Chief Executive Officer of Goldcorp. At the same time, the board of directors of Goldcorp will be reconstituted and comprised of 10 members, six from the board of Goldcorp and four from the board of Glamis.

  Goldcorp is one of the world's lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Goldcorp does not hedge its gold production.

  Cautionary Note Regarding Forward-Looking Statements

  This material change report contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp and Glamis. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Glamis, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business — Risk Factors" in Goldcorp's Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C., the section entitled "The Narrative Description of the Business — Risk Factors" in Glamis' Annual Information Form for the year ended December 31, 2005, also available on www.sedar.com, and the section entitled "Risk Factors" in Western Silver Corporation's Annual Information Form for the year ended September 30, 2005, also available on www.sedar.com. Although Goldcorp and Glamis have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp and Glamis do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.     Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Executive Officer

  For further information contact Lindsay Hall, Executive Vice President and Chief Financial Officer of Goldcorp at (604) 696-3000.

9.     Date of Report

  November 10, 2006

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  Exhibit 99.1